As filed with the Securities and Exchange Commission on January 29, 2024	Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

MorphoSys AG

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Germany

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee
American Depositary Shares representing ordinary shares of MorphoSys AG	75,000,000 American Depositary Shares	$5.00	$3,750,000	$553.50
(1)	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares or portion thereof.

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 7, 8, 21 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 21 and 22
3. Fees and Charges	Articles 7 and 8
Item - 2.	Available Information
Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of April 18, 2018 among MorphoSys AG, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit 1.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. – Not applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not applicable.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.
e.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)    If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 29, 2024.

Legal entity created by the agreement for the issuance of depositary shares representing ordinary shares of MorphoSys AG.

By:	The Bank of New York Mellon
As Depositary

	By:	/s/ Robert W. Goad
	Name:	Robert W. Goad
	Title:	Managing Director

Pursuant to the requirements of the Securities Act of 1933, MorphoSys AG certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Munich, Germany, on January 29, 2024.

MORPHOSYS AG

By:	/s/ Jean-Paul Kress, M.D.
Name:	Jean-Paul Kress, M.D.
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dr. Jean-Paul Kress, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on January 29, 2024.

/s/ Jean-Paul Kress, M.D.	Chief Executive Officer
Jean-Paul Kress, M.D.	(Principal Executive Officer)

/s/ Lucinda Crabtree, Ph.D.	Chief Financial Officer
Lucinda Crabtree, Ph.D.	(Principal Financial and Accounting Officer)

/s/ Marc Cluzel, M.D., Ph.D.	Chairman of the Supervisory Board
Marc Cluzel, M.D., Ph.D.

Deputy Chairman of the Supervisory Board
George Golumbeski, Ph.D.

Member of the Supervisory Board
Krisja Vermeylen

/s/ Michael Brosnan	Member of the Supervisory Board
Michael Brosnan

/s/ Andrew Cheng, M.D., Ph.D.	Member of the Supervisory Board
Andrew Cheng, M.D., Ph.D.

/s/ Sharon Curran	Member of the Supervisory Board
Sharon Curran

SIGNATURE OF AUTHORIZED UNITED STATES REPRESENTATIVE

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Morphosys AG, has signed this registration statement or amendment thereto in Boston, Massachusetts on January 29, 2024.

MorphoSys US Inc.		Authorized Representative in the United States

By:	/s/ Joe Horvat
Name:	Joe Horvat
Title:	Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Amended and Restated Deposit Agreement dated as of April 18, 2018 among MorphoSys AG, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities to be registered.

5	Certification Under Rule 466.